Exhibit 99.1

Bitdeer Announces September 2025 Production and Operations Update

- Expanding and accelerating HPC/AI strategy across multiple initiatives

- Received confirmation from Clarington, Ohio power utility that all 570 MW of electrical capacity will be available by end of Q3 2026

- Increased self-mining hashrate to 35.0 EH/s on continued deployment of SEALMINERs

- Launched and commenced mass production of SEALMINER A3 series

- Tydal, Norway and Jigmeling, Bhutan sites energization completed

- New power pipeline of 300 MW in Niles, Ohio officially launched in September

- First design of SEAL04 chips taped out and initial testing demonstrated sub-10 J/TH efficiency

SINGAPORE, October 14, 2025 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for Bitcoin mining, today announced its unaudited mining and operations updates for September 2025.

Operational Update

●	Self-mining: 452 Bitcoins mined, an increase of ~20.5% from August 2025 due to higher average self-mining hashrate from energization of SEALMINERs. 35.0 EH/s deployed. On track to reach 40 EH/s at the end of October. After October, Bitdeer will continue deploying SEALMINER mining rigs for self-mining and concurrently begin retiring all third-party, older-generation rigs to further enhance profitability and fleet efficiency.

●	Mining Rig Manufacturing and R&D:

o	SEALMINER A2:

o	Total of 34.2 EH/s in mining rigs have been manufactured and an additional 2.8 EH/s are in final assembly as of end of September 2025.

o	Of the 34.2 EH/s mining rigs that have been manufactured:

●	External-sales: 6.1 EH/s of mining rigs have been shipped to external customers, including 0.1 EH/s that were shipped in September.

●	Self-mining:

●	22.6 EH/s of mining rigs have been deployed in U.S., Tydal, Norway and Jigmeling, Bhutan, including 4.6 EH/s in September 2025.

●	5.5 EH/s of mining rigs are in-transit to Bitdeer’s sites in Norway and Bhutan.

o	SEALMINER A3:

o	Launched in September, the A3 series includes four models:

●	Two air-cooling models A3 Air and A3 Pro Air, achieving a power efficiency of 12.5 J/TH ~ 14 J/TH and a hashrate of 260 TH/s ~ 290 TH/s.

●	Two hydro-cooling models A3 Hydro and A3 Pro Hydro, reaching a power efficiency of 12.5 J/TH ~ 13.5 J/TH and a hashrate of 500 TH/s ~ 660 TH/s.

●	Commenced mass production and expect initial deliveries/shipments in October 2025 for self-mining.

o	SEALMINER A4:

o	Planning two different chip designs of SEAL04 to ensure success.

o	The first SEAL04 chip tape out was completed in September and are currently under testing. Initial results from the early samples demonstrated sub-10 J/TH power efficiency at the chip level, though still above the 5 J/TH target.

o	Awaiting further sample testing to verify the feasibility of achieving the 5 J/TH chip-level power efficiency goal on the first SEAL04. Nevertheless, Bitdeer is now confident that the first SEAL04 chip is ready for mass production and will deliver significant power efficiency improvements.

o	The SEAL04 with the new architecture is still expected to reach a target chip level efficiency of 5 J/TH.

o	U.S. Manufacturing: Bitdeer’s U.S. factory is actively in planning and preparation.

●	HPC/AI:

o	As of September, Bitdeer allowed its LOI (Letter of Intent) with its development partner to expire in order to significantly expand its direct role in the HPC/AI data center market. In conjunction, Bitdeer has initiated design and layout planning for the Clarington, Ohio site. The new data center will be suitable for Bitcoin mining, with core infrastructure designed from the start to enable easy conversion into an AI data center with redundancy and other critical design elements to ensure flexibility and scalability.

o	Actively recruiting US based in-house experts across multiple AI data center disciplines.

o	HPC/AI priority remains Clarington, Ohio, where the local utility has confirmed that the full 570 MW will be available by the end of Q3 2026—nearly a year earlier than prior expectations. Teams are targeting substation energization in the first half of 2027.

o	Bitdeer also plans to convert its 175 MW Tydal Phase 2 site into an AI data center with expected completion date of Q4 2026. This site is expected to support 164 MW of key IT load after applying various security redundancy considerations. During the conversion process, mining operations will be minimally impacted, as the Tydal, Phase 2 design had already incorporated potential conversion from Bitcoin mining to an AI data center. The capital expenditure required for this conversion will be significantly lower than the average cost of constructing a new AI data center in the U.S or Norway.

o	Bitdeer is also working on converting its Wenatchee 13 MW site into an AI data center with modular data center technology.

o	Bitdeer is also sourcing data center resources in Southeast Asia, either through rental arrangements or self-built facilities. By the end of 2026, Bitdeer expects to operate more than 200 MW of IT load dedicated to AI computing, the majority of which will be owned by Bitdeer. Bitdeer plans to pursue two business models in parallel or in combination — colocation services and AI factory operations.

o	Bitdeer sees sustained imbalance between the growing demand and limited supply of AI computing power, and expects it to extend through 2027. In the most optimistic scenario, Bitdeer plans to acquire GPUs for cloud deployment and convert the entire 200 MW of IT load into an AI factory, potentially generating an annualized revenue run-rate (ARR) exceeding US$2 billion at the end of 2026.

o	Bitdeer.AI, Bitdeer’s neo cloud business, reached US$8 million AI cloud ARR in September from providing GPU cloud services, with significant growth expected in the remaining three months of 2025. Cloud services has 584 GPUs as of September 2025, of which 501 GPUs are under subscribed, with a utilization rate of approximately 86%. The un-utilized GPUs are B200 GPUs, which were newly installed at the end of September, and are being tested by customers. Bitdeer anticipates full deployment of 1,160 GPUs by year-end.

o	Bitdeer is concurrently securing procurement agreements for NVIDIA’s next-generation GB300 and B300 systems.

●	Infrastructure:

o	Tydal, Norway (Hydro): All 175 MW is energized.

o	Jigmeling, Bhutan: All 500 MW is energized.

o	Niles, Ohio: Officially launched 300 MW grid-interconnected site in Niles, Ohio with a target energization date of Q1 2029.

o	Includes 41.8 acres of owned land and an interconnection agreement with FirstEnergy.

o	Located approximately 1 hour away from existing Massillon Ohio site and 2 hours away from Clarington Ohio site.

o	Total global power pipeline: Increased to 3 GW.

Management Commentary

“In September, we allowed our LOI with our development partner to expire,” said Matt Kong, Chief Business Officer at Bitdeer. “While we remain free to collaborate with this partner in the future, we have chosen to significantly expand our direct role in the HPC/AI data center market. Our expanded initiatives include negotiating directly with potential tenants, building relationships with EPCs specializing in data centers, developing proprietary AI data centers and hiring in-house experts across multiple AI data center disciplines. In parallel, we are accelerating the development of additional sites for HPC/AI data centers at our Clarington, Tydal, and Wenatchee sites. This push is driven by a marked increase in inbound interest in our power assets, which has become a strong catalyst for expanding our efforts.”

Mr. Kong continued, “Our ASICs and self-mining operational team continued to execute. In September, our first SEAL04 chip tape out was completed and initial testing demonstrates significant efficiency improvements compared to existing chips. Further, we successfully launched our SEALMINER A3 series with our Pro versions boasting a power efficiency of 12.5 J/TH. Mass production began in September and initial shipments are expected in October. In addition, our self-mining hashrate grew to 35 EH/s and remain on track to achieve 40 EH/s by end of October. Over the coming quarters, we will continue expanding our SEALMINER fleet into our near-term global power capacity, putting us on track to become one of the largest vertically integrated miners in the world.”

Production and Operations Summary

Metrics	September 2025	August 2025	September 2024
Total hash rate under management[1] (EH/s)	49.2	44.2	17.1
- Proprietary hash rate	35.0	30.3	8.6
● Self-mining	35.0	30.0	8.1
● Cloud Hash Rate	-	-	0.5
● Delivered but not hashing	-	0.3	-
- Hosting	14.2	13.9	8.5
Mining rigs under management	241,000	229,000	167,000
- Self-owned[2]	153,000	143,000	87,000
- Hosted	88,000	86,000	78,000
Bitcoins mined (self-mining only)	452	375	164
Bitcoin held[3]	2,029	1,934	258

[1]	Total hash rate under management as of September 30, 2025 across Bitdeer’s primary business lines: Self-mining, Cloud Hash Rate, and Hosting.

●	Self-mining refers to cryptocurrency mining for Bitdeer’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.

●	Cloud Hash Rate offers hash rate subscription plans and shares mining income with customers under certain arrangements. The Cloud Hash Rate stated above reflects the contracted hash rate with customers at month-end.

●	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

[2]	Self-owned mining machines are for Bitdeer’s self-mining business and Cloud Hash Rate business.

[3]	Bitcoins held do not include the Bitcoins from deposits of the customers, include the Bitcoins that are pledged as collateral.

Infrastructure Construction Update

Site / Location	Capacity (MW)		Status	Timing[4]
Electrical capacity
- Rockdale, Texas	563		Online	Completed
- Knoxville, Tennessee	86		Online	Completed
- Wenatchee, Washington	13		Online	Completed
- Molde, Norway	84		Online	Completed
- Tydal, Norway	225		Online	Completed
- Gedu, Bhutan	100		Online	Completed
- Jigmeling, Bhutan	500		Online	Completed
Total electrical capacity	1,571	[5]
Pipeline capacity
- Massillon, Ohio	221		In progress	Q1 2026
- Clarington, Ohio	570		In progress	Q2 2027
- Niles, Ohio	300		In progress	Q1 2029
- Rockdale, Texas	179		In planning	Estimate 2026
- Alberta, Canada	101		In planning	Q4 2026
- Oromia Region, Ethiopia	50		In progress	Q4 2025
Total pipeline capacity	1,421
Total global electrical capacity	2,992

[4]	Indicative timing for completion of power and data center infrastructure. All timing references are to calendar quarters and years.

[5]	Figures represent total available electrical capacity.

Rockdale, Texas – 100 MW Hydro-cooling conversion has been fully energized.

Tydal, Norway – 175 MW site’s construction work has been completed.

●	Energization in accordance with the phase of delivery of mining rigs.

Massillon, Ohio – 221 MW site is under construction and the full energization timeline expected in Q1 2026:

●	21 MW is expected to be energized by the end of October 2025.

●	The remaining 200 MW is expected to be energized in phases by the end of Q1 2026.

Clarington, Ohio – 570 MW under contract with local utility and will be available by end of Q3 2026. Power and data center infrastructure to be completed in Q2 2027.

Jigmeling, Bhutan – 500 MW site’s construction work has been completed.

●	Energization in accordance with the phase of delivery of mining rigs.

Fox Creek, Alberta – 101 MW site acquired in Alberta, is fully licensed and permitted to construct an on-site natural gas power plant. The project is expected to be energized by the end of Q4 2026.

Oromia Region, Ethiopia – SPA and a turnkey agreement signed for the acquisition and construction of a 50 MW Bitcoin mining project in Ethiopia. The project is expected to be energized in Q4 2025.

Niles, Ohio – 300 MW grid-interconnected development site with a target energization date of Q1 2029 set by FirstEnergy.

●	Includes 41.8 acres of owned land and an interconnection agreement with FirstEnergy.

●	Former Niles Generating Station that was demolished in 2013.

●	Located approximately 1 hour away from existing Massillon Ohio site and 2 hours away from Clarington Ohio site.

Upcoming Conferences and Events

o	November 10 – 12, 2025: Cantor Crypto, AI/Energy Infrastructure Conference in Miami

o	December 4, 2025: B. Riley Securities Convergence Conference in New York

o	December 16, 2025: Northland Growth Virtual Conference 2025

o	January 13 – 16, 2026: 28th Annual Needham Growth Conference in New York

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for Bitcoin mining. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers. Bitdeer handles complex processes involved in computing such as equipment procurement, transport logistics, data center design and construction, equipment management, and daily operations. Bitdeer also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed data centers in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations

Orange Group

Yujia Zhai

bitdeerIR@orangegroupadvisors.com

Media

Elev8 New Media

Jessica Starman, MBA

bitdeer@elev8newmedia.com

Public Relations

BlocksBridge Consulting

Nishant Sharma

bitdeer@blocksbridge.com